SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                     -------------------------------------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     Pursuant to Section 12(b) or (g) of the
                         Securities Exchange Act of 1934



                            Darden Restaurants, Inc.
             (Exact Name of Registrant as Specified in its Charter)


              Florida                                          59-3305930
(State of Incorporation or Organization)                      (IRS Employer
                                                          Identification Number)

 5900 Lake Ellenor Drive, Orlando, Florida                        32809
 (Address of Principal Executive Offices)                       (Zip Code)

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box:

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box:

Securities  Act  registration  statement file number to which this form relates:
N/A


        Securities to be registered pursuant to Section 12(b) of the Act:

                                                  Name of Each Exchange on Which
Title of Each Class to be so Registered          Each Class is to be Registered
-----------------------------------------       --------------------------------
   Preferred Share Purchase Rights                   New York Stock Exchange

        Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                          ----------------------------
                              (Title of Each Class)

Item 1.  Description of Securities to be Registered.
         ------------------------------------------

     On May 16, 2005, the Board of Directors of Darden Restaurants, Inc. (the "Company"), a Florida corporation, declared a dividend (the "Dividend") of one preferred share purchase right (a "Right") for each outstanding share of common stock, without par value. The dividend is payable on May 25, 2005 to holders of record as of the close of business on such date. The specific terms of the Rights are contained in the Rights Agreement, dated as of May 16, 2005, by and between the Company and Wachovia Bank, National Association, as Rights Agent.

     The Board of Directors has authorized the adoption of a Rights Agreement to protect shareholders from coercive or otherwise unfair takeover tactics and the Rights will replace certain preferred share purchase rights that will expire as of the close of business on May 24, 2005. In general terms, the Rights impose a significant penalty upon any person or group which acquires beneficial ownership of 15% or more of the Company's outstanding common stock without the prior approval of the Board of Directors. The Company, its subsidiaries, employee benefit plans of the Company or any of its subsidiaries, and any entity holding common stock for or pursuant to the terms of any such plan will be excepted.

     Following is a summary of the terms of the Rights Agreement. The following summary is qualified in its entirety by the full text of the Rights Agreement, which is attached as Exhibit 4.1 hereto and incorporated by reference herein.

The Rights. The Rights will initially trade with, and will be inseparable from, the common stock. The Rights will be evidenced only by certificates that represent shares of common stock, and not by separate certificates. New Rights will accompany any new shares of common stock we issue after May 25, 2005 until the earlier of the Distribution Date described below or the redemption or expiration of the Rights.

Exercise Price. Each Right will allow its holder to purchase from our Company one one-thousandth of a share of Series A Participating Cumulative Preferred Stock (a "Preferred Share") for $120, once the Rights become exercisable. Each one-thousandth of a Preferred Share will give the shareholder approximately the same dividend and liquidation rights as would one share of common stock. Prior to exercise, the Rights do not give their holders any dividend, voting, or liquidation rights.

Exercisability. The Rights will not be exercisable until:

o 10 days after the public announcement that a person or group has become an "Acquiring Person" by obtaining beneficial ownership of 15% or more of our outstanding common stock, or, if earlier,

o 10 business days (or a later date determined by the Board of Directors before any person or group becomes an Acquiring Person) after a person or group begins a tender or exchange offer which, if consummated, would result in that person or group becoming an Acquiring Person.

     We refer to the date when the Rights become exercisable as the "Distribution Date." Until that date, the common stock certificates will also evidence the Rights, and any transfer of shares of common stock will constitute a transfer of Rights. After that date, the Rights will separate from the common stock and be evidenced by book-entry credits or by Rights certificates that we will mail to all eligible holders of common stock. Any Rights held by an Acquiring Person are void and may not be exercised.

     The Board of Directors may reduce the threshold at which a person or group becomes an Acquiring Person from 15% to not less than 10% of the outstanding common stock, subject to the limitation that the Board may not cause a person or group to become an Acquiring Person solely by virtue of the Board's reducing the threshold below the percentage interest that such person or group already owns.

Consequences of a Person or Group Becoming an Acquiring Person.
--------------------------------------------------------------

o Flip In. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for $120 per Right, purchase shares of our common stock with a market value of $240, based on the market price of the common stock prior to such acquisition.

o Flip Over. If our Company is later acquired in a merger or similar transaction after the Distribution Date for the Rights, all holders of Rights except the Acquiring Person may, for $120 per Right, purchase shares of the acquiring corporation with a market value of $240, based on the market price of the acquiring corporation's stock prior to such merger.

Preferred Share Provisions.

Each one one-thousandth of a Preferred Share, if issued:

o    will not be redeemable.

o will entitle holders to quarterly dividend payments of $.001, or an amount equal to the dividend paid on one share of common stock, whichever is greater.

o will entitle holders upon liquidation either to receive $1.00 per share or an amount equal to the payment made on one share of common stock, whichever is greater.

o    will have the same voting power as one share of common stock.

o will entitle holders to a per share payment equal to the payment made on one share of common stock if shares of our common stock are exchanged via merger, consolidation, or a similar transaction.

The value of a one one-thousandth interest in a Preferred Share should approximate the value of one share of common stock.

Expiration. The Rights will expire at the close of business on May 25, 2015, unless earlier redeemed or exchanged as discussed below.

Redemption. The Board of Directors shall have the right to redeem the Rights for $.01 per Right at any time before any person or group becomes an Acquiring Person. If the Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $.01 per Right. The redemption price will be adjusted if we have a stock split or stock dividends with respect to our common stock.

Exchange. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of our outstanding common stock, the Board shall have the right to extinguish the Rights by exchanging one share of common stock or an equivalent security for each Right, other than Rights held by the Acquiring Person.

Anti-Dilution Provisions. The Board shall have the right to adjust the purchase price of the Preferred Shares, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, a reclassification of the Preferred Shares or common stock. No adjustments to the Exercise Price of less than 1% will be made.

Amendments. The Board shall have the right to amend the terms of the Rights Agreement without the consent of the holders of the Rights. However, the Board shall not have the right to amend the Rights Agreement to lower the threshold at which a person or group becomes an Acquiring Person to below 10% of our outstanding common stock. In addition, the Board shall not have the right to cause a person or group to become an Acquiring Person by lowering this threshold below the percentage interest that such person or group already owns. After a person or group becomes an Acquiring Person, the Board shall not have the right to amend the agreement in a way that adversely affects holders of the Rights.

Item 2.           Exhibits

4.1 Rights Agreement, dated as of May 16, 2005, by and between Darden Restaurants, Inc. and Wachovia Bank, National Association, as Rights Agent (incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 16, 2005).

                                    SIGNATURE



     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



Dated: May 16, 2005

                                        DARDEN RESTAURANTS, INC.

                                        By:  /s/ Paula J. Shives
                                           -------------------------------------
                                           Name: Paula J. Shives
                                           Title: Senior Vice President, General
                                           Counsel and Secretary

                                  EXHIBIT LIST



4.1 Rights Agreement, dated as of May 16, 2005, by and between Darden Restaurants, Inc. and Wachovia Bank, National Association, as Rights Agent (incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 16, 2005).